December 6, 2005
VIA EDGAR
Ms. Nili Shah
Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Re:	Lafarge North America Inc. Form 10-K for the Fiscal Year Ended December 31, 2004 Forms 10-Q for the Fiscal Quarters Ended March 31, 2005, June 30, 2005 and September 30, 2005 File No 1-8584
Dear Ms. Shah:
          We have set out below your comments on our recent Form 10-Q and Form 10-K filings as provided on November 9, 2005, and our corresponding responses to those comments. In connection with the comments and our responses thereto, we acknowledge that:
•	we are responsible for the adequacy and accuracy of the disclosure in the filings;

•	comments from the staff of the SEC (the “Staff”) or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and

•	we may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.
          For convenience of reference, we have repeated below the text of each comment in bold before each response; our response follows in regular typeface. Please contact the undersigned at (703) 480-3600 with any questions.
NOTE 1 OTHER (INCOME) EXPENSE, NET, PAGE 44
1.	PLEASE CLARIFY FOR US WHY DISCONTINUED OPERATIONS CLASSIFICATIONS WERE NOT APPLIED TO THE GAINS ON SALES OF YOUR DETROIT CEMENT TERMINAL AND CANADIAN PAVING STONE BUSINESS IN FISCAL YEAR 2003. SPECIFICALLY ADDRESS THE GUIDANCE IN PARAGRAPHS 41 AND 42 OF SFAS 144. SEE ALSO EITF 03-13.

Response:
          For both of the sales described above, we concluded that discontinued operations treatment was not applicable. Below, we address the two separate situations.
          Detroit Cement Terminal
          The Detroit cement terminal, which was a storage and distribution facility for cement products arriving principally from our Alpena, Michigan and Bath, Ontario plants, did not represent a component of an entity and therefore did not qualify for discontinued operations treatment.
          Statement of Financial Accounting Standards No. 144 (“SFAS 144”) extends the reporting of discontinued operations to all components of an entity. Paragraph 41 of that standard states that “...a component of an entity comprises operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity.” Paragraph 4 of SFAS 144 states that the unit of accounting for a long-lived asset is its group when it is part of a group that includes other assets and liabilities not covered by SFAS 144. It further states that an asset group “...represents the lowest level for which identifiable cash flows are largely independent of the cash flows of other groups of assets and liabilities.”
          The Detroit cement terminal did not meet the definition of a component of an entity. After the sale of the terminal, Lafarge’s cement operations continued to generate cash flows from the same plants and customers as before the sale. The Detroit terminal was in fact dependent on the cash flows of the overall plant and customer network and was not distinguished separately, for operational and financial reporting purposes, from the rest of the entity.
          As such, discontinued operations presentation is not appropriate.
          Canadian Paving Stone Business
          Although the Canadian paving stone business did constitute a component of an entity, we determined it immaterial to the financial statements of Lafarge North America Inc. utilizing the guidance found in SEC Staff Accounting Bulletin No. 99 (“SAB 99”). The following table summarizes our quantitative evaluation of the materiality of the business to the consolidated sales, earnings from continuing operations before income taxes and assets of Lafarge North America Inc.:
Canadian Paving Stone Business (dollars in thousands)

	As of and for the years ended December 31,
	2002 - Divested in May			2001
	Pavers	Total LNA	% of Total	Pavers	Total LNA	% of Total
Net Sales	$2,902	$3,160,094	0.1%	$19,823	$3,323,020	0.6%
Earnings from continuing operations before income taxes	114	349,830	0.0%	5,262	346,156	1.5%
Total Assets	13,144	4,234,228	0.3%	9,954	4,117,601	0.2%
          In addition to the quantitative analysis above that clearly shows the deminimis impact of this operation quantitatively, we determined qualitatively that excluding it from discontinued

operations was not material to investors. For example, we confirmed that overall financial trends did not change, there was no effect on regulatory compliance, there was no violation of contractual arrangements, and so forth.
          Based on these facts and in conjunction SAB 99, we concluded the Canadian paving stone business divestment immaterial for discontinued operations presentation and applied Paragraph 51 of SFAS 144.
NOTE 20 COMMITMENTS AND CONTINGENCIES, PAGE 68
2.	IT IS NOT CLEAR WHETHER THERE IS A MATERIAL LOSS EXPOSURE, EXCLUSIVE OF INSURANCE COVERAGE, ON THE 1999 LAFARGE CANADA INC. CLASS ACTION SUIT. PLEASE EXPAND THE DISCLOSURE IN FUTURE FILINGS TO CLARIFY THIS ISSUE. IT APPEARS THAT THE REALIZABILITY OF INSURANCE COVERAGE IS NOT ASSURED. SEE ALSO THE GUIDANCE IN QUESTION 2 OF SAB TOPIC 5:Y.
Response:
          Based on your comment and Question 2 of SAB Topic 5:Y, in future filings we will expand our disclosure to include the following points:
•	We recorded a payable for the probable loss exposure along with a corresponding receivable from insurance companies related to such claim.

•	The recording of an insurance receivable is appropriate and supported by a favorable ruling by the Ontario Court on our specific claim to these insurance proceeds.

•	The recorded insurance receivable, net of reserves, is realizable based on our review of the solvency of the insurance carriers.
ITEM 9A. CONTROLS AND PROCEDURES, PAGE 72
3.	WE NOTE THAT YOUR CHIEF EXECUTIVE OFFICER AND CHIEF FINANCIAL OFFICER CONCLUDED YOUR DISCLOSURE CONTROLS AND PROCEDURES “...ARE EFFECTIVE IN REASONABLY ASSURING THE TIMELY ACCUMULATION AND COMMUNICATION TO MANAGEMENT OF INFORMATION REQUIRED TO BE DISCLOSED IN THE REPORTS THAT WE FILE WITH THE SEC.” THIS IS AN INCOMPLETE DEFINITION OF DISCLOSURE CONTROLS AND PROCEDURES PER RULES 13A-15(E) AND 15D-15(E) OF THE EXCHANGE ACT. PLEASE CONFIRM TO US AND REVISE IN FUTURE FILINGS YOUR DISCLOSURE TO CLARIFY, IF TRUE, THAT YOUR OFFICERS CONCLUDED THAT YOUR DISCLOSURE CONTROLS AND PROCEDURES ARE EFFECTIVE TO ENSURE THAT INFORMATION REQUIRED TO BE DISCLOSED BY YOU IN THE REPORTS THAT YOU FILE OR SUBMIT UNDER THE EXCHANGE ACT IS RECORDED, PROCESSED, SUMMARIZED AND REPORTED, WITHIN THE TIME PERIODS SPECIFIED IN THE COMMISSION’S RULES AND FORMS AND TO ENSURE THAT INFORMATION REQUIRED TO BE DISCLOSED BY AN ISSUER IN THE REPORTS THAT IT FILES OR SUBMITS UNDER THE EXCHANGE ACT IS ACCUMULATED AND COMMUNICATED TO YOUR MANAGEMENT, INCLUDING ITS PRINCIPAL EXECUTIVE AND PRINCIPAL FINANCIAL

OFFICERS, OR PERSONS PERFORMING SIMILAR FUNCTIONS, AS APPROPRIATE TO ALLOW TIMELY DECISIONS REGARDING REQUIRED DISCLOSURE.
Response:
          We confirm that our chief executive and financial officers have concluded that our disclosure controls and procedures are reasonably effective to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms and to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. We will revise our disclosure in future filings accordingly.
FORM 10-Q FOR FISCAL QUARTER ENDED SEPTEMBER 30, 2005
4.	WE NOTE THE DECISION TO REPATRIATE $1.1 BILLION OF CANADIAN EARNINGS UNDER THE AMERICAN JOBS CREATION ACT OF 2004. WE FURTHER NOTE THAT TO QUALIFY FOR THE DEDUCTION, THE REPATRIATED EARNINGS MUST BE REINVESTED IN THE UNITED STATES PURSUANT TO A DOMESTIC REINVESTMENT PLAN ESTABLISHED BY THE COMPANY AND APPROVED BY YOUR BOARD OF DIRECTORS. THE DISCLOSURE ALSO STATES THAT “THROUGH SEPTEMBER 30, 2005, WE REPATRIATED $440 MILLION (NET OF CANADIAN WITHHOLDING TAX) IN CASH FROM CANADA”. PLEASE TELL US WHY YOU HAVE NOT CLASSIFIED THESE FUNDS AS RESTRICTED CASH ON YOUR CONSOLIDATED BALANCE SHEETS. REFER TO ARTICLE 5-02.1 OF REGULATION S-X AND PARAGRAPH 7 OF SFAS 95. ALSO, GIVEN THE RESTRICTIONS ON THE $1.1 BILLION, IT APPEARS THAT A RESTRICTED RETAINED EARNINGS ACCOUNT IS REQUIRED ON THE BALANCE SHEET PURSUANT TO ARTICLE 5-02.31 OF REGULATION S-X. PLEASE REVISE OR ADVISE.
Response:
          The proceeds received from our Canadian operations do not represent restricted cash or restricted retained earnings on our balance sheet.
          As background, the American Jobs Creation Act of 2004 (“Jobs Act”) includes a repatriation provision that provides a significant one-time tax break to U.S. corporations that repatriate foreign earnings from controlled foreign subsidiaries. In order to qualify for the preferential tax treatment, the repatriated dividends must be reinvested in the U.S. for a broad range of permitted uses. This range of permitted uses includes, but is not limited to, the following:
•	Expenditures incurred on compensation and benefits associated with existing and newly-hired workers (excluding certain executives) to the extent the services are performed by the workers in the U.S.;

•	Expenditures for capital investments that are located in the U.S.;

•	Expenditures for research and development performed in the U.S.;

•	The repayment of debt that contributes to the financial stabilization of the taxpayer (except when the taxpayer has the plan or intent to incur additional debt on substantially the same terms following the date of the dividend, and the taxpayer in fact incurs such additional debt);

•	The funding of qualified benefit plans that will contribute to the financial stabilization of the taxpayer;

•	The acquisition of a 10% or greater ownership interest in a business entity, regardless of whether the entity is U.S. or foreign, to the extent the assets that make up the business entity are used within the U.S.; and

•	Expenditures incurred on advertising or marketing with respect to trademarks, trade names, brand names or similar intangible property provided the activities are performed in the U.S.
As indicated by the list above, permitted uses include a wide number of normal operating activities (i.e. paying compensation and benefits, repaying debt and funding qualified employee benefit plans). Considering the size of our U.S. operations, we expect the $1.1 billion of “permitted” expenditures will occur within one year of the dividend receipts.
          The appropriate balance sheet classification for the dividend proceeds is unrestricted cash and cash equivalents and retained earnings are not restricted for the following reasons:
1.	The dividend proceeds are not legally restricted;

2.	Despite our current intention to utilize the repatriated funds in accordance with our plan and the unfavorable tax consequence that would result if we did not, we can elect to use the dividend proceeds on expenditures that would not be considered permitted uses under the Jobs Act; and

3.	The dividend proceeds are available to us to payoff normal operating activities during the upcoming operating cycle.
Respectfully submitted,
/S/ Eric C. Olsen
Eric C. Olsen
Executive Vice President and Chief Financial Officer